Filed Pursuant to Rule 433

Registration No. 333-275312

PRESS RELEASE

Crescent Point Transforms Portfolio with Strategic Alberta Montney Consolidation
November 6, 2023 Calgary, AB

Crescent Point Energy Corp. (“Crescent Point” or the “Company”) (TSX and NYSE: CPG) is pleased to announce that it has entered into an arrangement agreement (the “Agreement”) to acquire Hammerhead Energy Inc. (“Hammerhead”), an oil and liquids-rich Alberta Montney producer, for total consideration of approximately $2.55 billion, including approximately $455 million in assumed net debt, consisting of cash and common shares of the Company (the “Transaction”).

“This strategic consolidation is an integral part of our overall portfolio transformation,” said Craig Bryksa, President and CEO of Crescent Point. “The acquired assets, which are situated in the volatile oil window in the Alberta Montney and adjacent to our existing lands, provide significant value with premium drilling inventory, infrastructure ownership and scalable market access. This transaction is expected to be immediately accretive to our per share metrics and to enhance our return of capital profile for shareholders. Upon completion of the transaction, Crescent Point will have a dominant position in both the Alberta Montney and Kaybob Duvernay plays, which are complemented by our low-decline, long-cycle assets in Saskatchewan. Moving forward, our strategic priorities will focus on continued operational execution, balance sheet strength and increasing our return of capital to shareholders.”

KEY HIGHLIGHTS

●	Transforms Company into a Montney and Kaybob Duvernay focused E&P with complementary long-cycle assets in Saskatchewan.

●	Adds approximately 800 net Montney drilling locations and increases estimated total corporate premium inventory to over 20 years.

●	Accretive to 2024 metrics and enhances excess cash flow per share by over 15 percent, on average, throughout the five-year plan.

●	Creates the seventh-largest Canadian E&P by production volume and largest land owner in the Alberta Montney’s volatile oil fairway.

●	Plan to increase base dividend by 15 percent to $0.46 per share on an annual basis, subject to closing of the Transaction.

●	Leverage ratio of 1.1 times net debt to adjusted funds flow expected at year-end 2024 at US$80/bbl WTI.

STRATEGIC RATIONALE

●	Establishes Dominant Position in the Alberta Montney with 350,000 Net Acres of Contiguous Land Providing Synergies: The Transaction is accretive to Crescent Point’s portfolio and allows the Company to consolidate approximately 105,000 net acres of land with Montney rights, directly adjacent to its existing Alberta Montney position at Gold Creek and Karr. The acquired assets are highly attractive with favourable royalty rates on Crown lands and include a high working interest rate of primarily 100 percent with limited expiry concerns. The acquired lands also have attractive geological characteristics with significant net pay, similar to Crescent Point’s Gold Creek assets, and higher than normal pressure. The Company expects to be able to drive significant operational synergies across the combined asset base with respect to drilling and completion design, shared infrastructure, well-pad development continuity and supply chain management efficiencies. A detailed map of the acquired assets in relation to Crescent Point’s existing land position is provided later in the release.

●	Increases Premium Drilling Inventory to Over 20 Years: Adds approximately 800 net Montney drilling locations, further bolstering Crescent Point’s short-cycle asset portfolio. This Transaction provides decades of inventory with highly attractive returns, capital efficiencies and finding and development costs, which all rank in the top quartile within the Company’s portfolio. Crescent Point’s inventory of premium drilling locations is estimated to exceed 20 years on a pro forma basis, providing an attractive growth profile.

●	Significant Infrastructure Ownership and Market Access: Enhances the Company’s ownership of significant infrastructure within the Alberta Montney, including oil batteries, compressors, water disposal and gathering lines to third party processing plants. Cumulative capital investment made by Hammerhead on major infrastructure since inception is expected to total approximately $500 million by the end of 2023. This infrastructure will support the acquired assets as they grow from approximately 56,000 boe/d (50% oil and liquids) expected in 2024 to over an estimated 80,000 boe/d within Crescent Point’s five-year business plan. Crescent Point also expects to benefit from long-term contracts already in place to ensure the Company has adequate market access for future scalability.

●	Expected Accretion of Over 15 Percent Per-Share to Excess Cash Flow and Return of Capital: The Transaction is expected to be accretive to Crescent Point’s 2024 metrics, including adjusted funds flow and excess cash flow per share. Over the Company’s five-year business plan, the Transaction is expected to further strengthen Crescent Point’s excess cash flow and return of capital profile by over 15 percent per share, on average, in addition to its current outlook for mid-single digit organic growth. Crescent Point expects to generate significant financial and operational synergies in the near-term through lower general and administrative expenses and capital costs. The Company will focus on realizing additional value over time, including the efficient development of the acquired assets by optimizing the number of wells drilled per section. The Transaction also provides Crescent Point with an estimated $1.3 billion of tax pools.

●	Creates Seventh-Largest E&P in Canada by Production Volume (Weighted 65% to Oil and Liquids): Pro-forma production is expected to total over 200,000 boe/d, with significant drilling inventory in place to deliver additional long-term organic growth. Crescent Point is expected to immediately become the largest owner of land in the Alberta Montney’s volatile oil fairway, in addition to already controlling the largest amount of land in the condensate-rich Kaybob Duvernay play. This increased scale is expected to allow the Company to continue to improve its cost of capital.

UPDATED PRELIMINARY 2024 GUIDANCE

Crescent Point’s revised 2024 preliminary guidance, which incorporates the Transaction, includes estimated annual production of 200,000 to 208,000 boe/d (65% oil and liquids) based on development capital expenditures of $1.45 to $1.55 billion. This budget is expected to generate over $1.2 billion of excess cash flow at US$80/bbl WTI.

Approximately 80 percent of Crescent Point’s 2024 budget is expected to be allocated to its Alberta Montney and Kaybob Duvernay plays, with the remaining capital allocated to the Company’s low-decline, long-cycle assets in Saskatchewan.

The revised capital expenditures budget incorporates approximately $400 million of development capital associated with the newly acquired assets, which are forecast to grow from approximately 56,000 boe/d in 2024 to approximately 80,000 boe/d within the Company’s five-year business plan. In addition to this long-term growth, capital expenditures for the acquired assets are expected to moderate subsequent to 2024, resulting in significant excess cash flow generation.

The Company plans to release its formal 2024 guidance upon closing of the Transaction, which is expected in December 2023.

FOCUS ON OPERATIONAL EXECUTION, BALANCE SHEET, AND INCREASING RETURN OF CAPITAL

Crescent Point’s strategic priorities will continue to focus on operational execution, balance sheet strength and increasing return of capital to shareholders.

This Transaction builds on the operational momentum achieved by the Company since its initial entry into the Kaybob Duvernay and Alberta Montney. Crescent Point’s execution to date in these plays has resulted in enhanced returns for shareholders through a combination of realized efficiencies and enhanced productivity through drilling and completion optimization. The Company plans to build on this success with the announced Transaction.

Given the expected accretion from this Transaction, the Company plans to increase its quarterly base dividend by 15 percent to $0.115 per share, or to $0.46 per share annually, up from $0.40 per share currently. This base dividend increase is subject to approval from Crescent Point’s Board of Directors, the successful closing of the Transaction and market conditions. It is expected to be effective in connection with the first quarter 2024 dividend, which is anticipated to be declared in early 2024.

Crescent Point’s net debt is expected to total approximately $3.7 billion following the Transaction, or 1.4 times adjusted funds flow. This leverage ratio is expected to improve to approximately 1.1 times by year-end 2024, at US$80/bbl WTI. As part of its commitment to balance sheet strength, the Company has established a near-term net debt target of $2.2 billion, or approximately 1.0 times adjusted funds flow at mid-cycle pricing.

The Company plans to continue to allocate approximately 60 percent of its excess cash flow to dividends and share repurchases in the interim and plans to increase this allocation over time as it further strengthens its balance sheet.

Over the long-term, Crescent Point continues to target a leverage ratio of less than 1.0 times in a low commodity price environment. To protect against commodity price volatility, the Company will continue to hedge a portion of its production, including approximately a third of its anticipated production in 2024, net of royalty interest.

TRANSACTION METRICS

Based on estimated production for the acquired assets of approximately 56,000 boe/d in 2024, the Transaction metrics are as follows, assuming US$80/bbl WTI, $3.50/mcf AECO, and $0.73 US$/CDN exchange rate:

●	3.4 times annual net operating income;

●	$45,500 per flowing boe; and

●	$8.25 per boe of Proved plus Probable (“2P”) reserves of 308.7 MMboe, as estimated by the independent evaluator McDaniel & Associates Consultants Ltd., as at November 1, 2023. Including approximately $2.7 billion of undiscounted future development capital, the Transaction equates to $16.93 per boe of 2P reserves, resulting in a recycle ratio of approximately 2.2 times.

The net present value (“NPV”) of the Proved (“1P”) and 2P reserves of the acquired assets total approximately $2.1 billion and $3.4 billion respectively, based on independent engineering evaluation and pricing as of fourth quarter 2023. The reserves attributed to the acquired assets are based on 252 net booked locations, or approximately a third of the total 800 internally identified net premium drilling locations.

TRANSACTION FINANCING AND FINANCIAL ADVISORS

Total consideration for the Transaction is approximately $2.55 billion, including approximately $455 million of Hammerhead’s net debt. Hammerhead shareholders will receive $21.00 per fully diluted common share of Hammerhead, through a combination of approximately $1.5 billion in cash and 53.2 million common shares of Crescent Point (approximately $548 million).

The Company plans to fund the cash portion of the Transaction through its existing credit facilities, a new three-year term loan totaling $750 million and approximately $500 million of gross cash proceeds from an equity offering, as announced separately. The closing of the Transaction is not conditional upon closing of the term loan financing or the equity offering.

The Boards of Directors of both Crescent Point and Hammerhead have unanimously approved the Transaction, which is subject to court, Toronto Stock Exchange and other stock exchange and regulatory approvals and other customary closing conditions.

The Agreement provides for mutual non-completion fees of $85 million in the event the Transaction is not completed or is terminated by either party in certain circumstances.

Hammerhead shareholders, including certain directors and all of the officers, holding an aggregate of approximately 82 percent of Hammerhead shares outstanding, have entered into voting support agreements with Crescent Point to vote in favour of the Transaction and against any alternative or competing transaction.

Certain affiliates of Riverstone Holdings, LLC (collectively “Riverstone”), Hammerhead’s largest shareholder, will own approximately seven percent of Crescent Point’s pro forma issued and outstanding common shares upon closing of the Transaction. Riverstone has agreed to enter into a lock-up agreement upon the closing of the Transaction whereby it will hold 50 percent of the Crescent Point shares it receives pursuant to the Transaction for a period of at least three months following the closing thereof and hold the remaining 50 percent of the Crescent Point shares that it receives pursuant to the Transaction for a period of at least six months following the closing, subject to the provisions of such lock-up agreement.

BMO Capital Markets and RBC Capital Markets are acting as financial advisors to Crescent Point on the Transaction and have each provided a verbal opinion to Crescent Point’s Board of Directors to the effect that, as of the date of each such opinion and based upon and subject to the assumptions, limitations and qualifications set forth therein, the consideration to be paid by Crescent Point under the Agreement is fair from a financial point of view to Crescent Point. Scotiabank is acting as strategic advisor to Crescent Point.

The Bank of Nova Scotia, BMO Capital Markets and Royal Bank of Canada are acting as co-lead arrangers and joint bookrunners on the Company’s new term loan facility.

Norton Rose Fulbright Canada LLP is acting as legal advisor to Crescent Point on the Transaction.

CONFERENCE CALL DETAILS

Crescent Point management will host a pre-recorded conference call today, Monday, November 6, 2023, starting at 2:30 p.m. MT (4:30 p.m. ET) to discuss the announced Alberta Montney consolidation. A slide deck will accompany the conference call and can be found on Crescent Point’s website.

Participants can listen to this event online via webcast. The conference call can be accessed without operator assistance by registering online to receive an instant automated call back. Alternatively, the conference call can be accessed with operator assistance by dialing 1-888-390-0605. The webcast will be archived for replay and can be accessed on Crescent Point’s conference calls and webcasts webpage. The replay will be available approximately one hour following completion of the call.

Shareholders and investors can also find a presentation on Crescent Point’s website, further highlighting details of the Transaction.

ALBERTA MONTNEY LAND POSITION

The following graphic shows the acquired assets in relation to Crescent Point’s existing land position in the Alberta Montney.

2024 PRELIMINARY GUIDANCE

	Prior	Revised
Total Annual Average Production (boe/d) (1)	145,000 - 151,000	200,000 - 208,000

Capital Expenditures
Development capital expenditures ($ millions)	$1,050 - $1,150	$1,450 - $1,550
Capitalized administration ($ millions)	$40	$40
Total ($ millions) (2)	$1,090 - $1,190	$1,490 - $1,590

1)	The revised total annual average production (boe/d) is comprised of approximately 65% Oil, Condensate & NGLs and 35% Natural Gas. Assumes production of 56,000 boe/d (50% oil and liquids) for the assets acquired as part of the Transaction

2)	Land expenditures and net property acquisitions and dispositions are not included. Revised development capital expenditures is allocated as follows: approximately 90% drilling & development and 10% facilities & seismic

RETURN OF CAPITAL OUTLOOK

	Prior	Revised
Base Dividend
Current quarterly base dividend per share (1)	$0.10	$0.115
Additional Return of Capital
% of excess cash flow (2)	60%	60%

1)	The planned quarterly base dividend increase to $0.115 per share is subject to approval from the Board of Directors, the successful closing of the Transaction and market conditions. This dividend increase is expected to be effective in connection with the first quarter 2024 dividend

2)	Total return of capital is based on a framework that targets to return to shareholders approximately 60% of excess cash flow

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of these securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

The common shares offered in the equity offering described herein will be offered to the public through certain underwriters and their affiliates by way of a prospectus supplement (the “Prospectus Supplement”) to Crescent Point’s short form base shelf prospectus dated November 3, 2023 (the “Prospectus”) filed with the securities regulatory authorities in each of the provinces of Canada and included in its registration statement on Form F-10 filed with the U.S. Securities and Exchange Commission (“SEC”). The Offering is made only by the Prospectus. The Prospectus contains important detailed information about the securities being offered. Before investing, prospective purchasers should read the Prospectus Supplement, the Prospectus and the documents incorporated by reference therein for more complete information about Crescent Point and the Offering.

A copy of the Prospectus is, and a copy of the Prospectus Supplement will be, available free of charge on SEDAR+ at www.sedarplus.com and on the SEC website at www.sec.gov/edgar. Alternatively, copies may be obtained upon request in Canada by contacting the Company at the contacts below.

Definitions / Specified Financial Measures

Throughout this press release, the Company uses the terms “adjusted funds flow” (equivalent to “adjusted funds flow from operations”), “excess cash flow”, “excess cash flow per share”, “net debt”, “leverage ratio” (equivalent to “net debt to adjusted funds flow”) “base dividends” and “recycle ratio”. These specified financial measures do not have any standardized meaning as prescribed by International Financial Reporting Standards and, therefore, may not be comparable with the calculation of similar measures presented by other issuers.

The most directly comparable financial measure for adjusted funds flow from operations and excess cash flow disclosed in the Company’s financial statements is cash flow from operating activities, which, for the three and nine month periods ended September 30, 2023, was $648.9 million and $1.58 billion respectively. The most directly comparable financial measure for net debt disclosed in the Company’s financial statements is long-term debt, which, for the nine month period ended September 30, 2023 was $2.95 billion. The most directly comparable financial measure for base dividends disclosed in the Company’s financial statements is dividends declared, which for the three and nine month periods ended September 30, 2023 was $71.7 million and $143.6 million, respectively. For the quarter ended September 30, 2023, adjusted funds flow, excess cash flow, discretionary excess cash flow, net debt and base dividends were $687.1 million, $321.6 million, $268.6 million, $2.88 billion and $53.0 million, respectively. For the nine month period ended September 30, 2023, adjusted funds flow, excess cash flow, discretionary excess cash flow, net debt and base dividends were $1.76 billion, $752.8 million, $590.3 million, $2.88 billion and $162.5 million, respectively.

Excess cash flow forecasted for 2023 to 2024 is a forward-looking non-IFRS measure and is calculated consistently with the measures disclosed in the Company’s MD&A. Refer to the Specified Financial Measures section of the Company’s MD&A for the three and nine month periods ended September 30, 2023.

Excess cash flow per share is a non-IFRS ratio and calculated as excess cash flow divided by the number of shares outstanding. Excess cash flow per share presents a measure of financial performance to assess the ability of the Company to finance dividends, potential share repurchases, debt repayments and returns-based growth. This measure is based on current shares outstanding.

Recycle ratio is a non-IFRS ratio and is calculated as operating netback before hedging divided by FD&A costs. Recycle ratios may not be comparable year-over-year given significant changes executed over the last three years. Recycle ratio is a common metric used in the oil and gas industry and is used to measure profitability on a per boe basis.

For an explanation of the composition of adjusted funds flow, excess cash flow, excess cash flow per share, net debt, leverage ratio and how they provide useful information to an investor and qualitative reconciliations to the applicable IFRS measures, see the Company’s MD&A for the quarter ended September 30, 2023 available online at www.sedarplus.ca or EDGAR at www.sec.gov and on our website at www.cresecent pointenergy.com. The section of the MD&A entitled “Specific Financial Measures” is incorporated herein by reference. There are no significant differences in calculations between historical and forward-looking specific financial measures. For an explanation of the calculation of “recycle ratio” please see the “Reserves and Drilling Data” advisory below.

Management believes the presentation of the specified financial measures above provides useful information to investors and shareholders as the measures provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis. This information should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS.

Notice to US Readers Regarding Oil and Gas Disclosure

The oil and natural gas reserves contained in this press release have generally been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects of United States or other foreign disclosure standards. For example, the United States Securities and Exchange Commission (the “SEC”) generally permits oil and gas issuers, in their filings with the SEC, to disclose only proved reserves (as defined in SEC rules), but permits the optional disclosure of “probable reserves” (as defined in SEC rules). Canadian securities laws require oil and gas issuers, in their filings with Canadian securities regulators, to disclose not only proved reserves (which are defined differently from the SEC rules) but also probable reserves, each as defined in National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities (“NI 51-101”). Accordingly, “proved reserves” and “probable reserves” disclosed in this news release may not be comparable to US standards, and in this news release, Crescent Point has disclosed reserves designated as “proved plus probable reserves”. Probable reserves are higher-risk and are generally believed to be less likely to be accurately estimated or recovered than proved reserves. In addition, under Canadian disclosure requirements and industry practice, reserves and production are reported using gross volumes, which are volumes prior to deduction of royalties and similar payments. The SEC rules require reserves and production to be presented using net volumes, after deduction of applicable royalties and similar payments. Moreover, Crescent Point has determined and disclosed estimated future net revenue from its reserves using forecast prices and costs, whereas the SEC rules require that reserves be estimated using a 12-month average price, calculated as the arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period. Consequently, Crescent Point’s reserve estimates and production volumes in this news release may not be comparable to those made by companies using United States reporting and disclosure standards. Further, the SEC rules are based on unescalated costs and forecasts. All amounts in the news release are stated in Canadian dollars unless otherwise specified.

Forward-Looking Statements

This press release contains “forward-looking statements” and “future oriented financial information” within the meaning of applicable securities legislation, such as section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934, and contains “forward-looking information” within the meaning of applicable Canadian securities laws (collectively, “forward-looking statements”). The Company has tried to identify such forward-looking statements by use of such words as “could”, “should”, “can”, “anticipate”, “expect”, “believe”, “will”, “may”, “continues”, “strategy”, “potential”, “grow”, “estimate” and other similar expressions, but these words are not the exclusive means of identifying such statements.

In particular, this press release contains forward-looking statements pertaining, among other things, to the following: the expected benefits of the Transaction, including, but not limited to the accretion to adjusted funds flow and excess cash flow per share metrics, enhanced return of capital profile and a dominant position in both the Alberta Montney and Kaybob Duvernay plays; the Company’s low-decline, long-cycle assets in Saskatchewan; the focus of strategic priorities on continued operational execution, balance sheet strength and increasing return of capital to the Company’s shareholders; the increase of total corporate premium drilling inventory of over 20 years and the ability to achieve long-term sustainable and attractive growth; the acquisition of 800 premium Montney drilling locations in Alberta; the Company’s return of capital framework on a go-forward basis; the ability of the Company to further increase shareholder returns; the expected increase to the Company’s quarterly dividend and timing thereof; pro-forma leverage ratio of 1.4 times adjusted funds flow following closing and 1.1 times at year-end 2024 at US$80/bbl WTI; characteristics of the acquired assets; the creation of the seventh-largest Canadian energy producer and largest land owner in the Alberta Montney’s volatile oil fairway; limited expiry concerns; royalty expectations, including favourable royalty rates; driving operational synergies across the combined asset base with respect to drilling and completion design, shared infrastructure, well-pad development continuity and supply chain management efficiencies and the ability of the Company to achieve such synergies following closing; acquisition of decades of inventory with highly attractive returns, capital efficiencies and finding and development costs, which all rank in the top quartile within the Company’s asset portfolio; the Company’s long-term sustainability and an attractive organic growth profile; the expected 2024 production and growth of the acquired assets within the Company’s five-year plan; benefits of long-term contracts in place, including, but not limited to ensuring adequate market access for future scalability of liquids and natural gas production; benefits of acquired infrastructure; excess cash flow and return of capital per share expected to increase by over 15 percent on average throughout five-year plan, in addition to the per-share growth and significant return of capital expected within Crescent Point’s current outlook; expected tax pools; asset cost structure; pro-forma corporate production; significant drilling inventory in place to deliver additional long-term organic growth; increased scale is expected to allow the Company to continue to improve its cost of capital; 2024 preliminary guidance and the release thereof, which incorporates the Transaction, including annual average production, oil and liquids weighting and development capital expenditures; 2024 budget allocation by area; development capital expenditures associated with the newly acquired assets, which are forecast to grow from approximately 56,000 boe/d in 2024 to 80,000 boe/d within the five-year business plan; capital expenditures expected to moderate throughout the five-year plan, resulting in significant excess cash flow generation; expected allocation of the Company’s 2024 budget; timing to release formal 2024 guidance; expected accretion of the Transaction; net debt and leverage ratio at closing and year end 2024; near term net debt target; plans to increase the allocation of excess cash flow to dividend and share repurchases; return of capital framework; long-term target leverage ratio; the ability of the Company to extend and the effectiveness of its hedging; anticipated funding of the cash portion of the Transaction; ability of the Company to enter into the new three-year term loan; 1P and 2P reserves associated with the acquired assets; undiscounted future development capital; NPV of the 1P and 2P reserves of the acquired assets; 2024 preliminary guidance including, but not limited to total annual average production (including expected oil, condensate, NGLs and natural gas production), capital expenditures (including development capital expenditures and capitalized administration); and return of capital outlook, including base dividend, and the additional return of capital targeted as a percentage of excess cash flow.

Statements relating to “reserves” are also deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated and that the reserves can be profitably produced in the future. Actual reserve values may be greater than or less than the estimates provided herein. Unless otherwise noted, reserves referenced herein are given as at December 31, 2022. Also, estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates and future net revenue for all properties due to the effect of aggregation. All required reserve information for the Company is contained in its Annual Information Form for the year ended December 31,  2022 and in the Company’s material change reports dated April 6, 2023 and September 1, 2023, each of which is accessible at www.sedarplus.ca and EDGAR (accessible at www.sec.gov/edgar).

With respect to disclosure contained herein regarding resources other than reserves, there is uncertainty that it will be commercially viable to produce any portion of the resources and there is significant uncertainty regarding the ultimate recoverability of such resources.

All forward-looking statements are based on Crescent Point’s beliefs and assumptions based on information available at the time the assumption was made. Crescent Point believes that the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this report should not be unduly relied upon. By their nature, such forward-looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, expressed or implied by such statements, including those material risks discussed in the Company’s Annual Information Form for the year ended December 31, 2022 under “Risk Factors” and our Management’s Discussion and Analysis for the year ended December 31, 2022 under the headings “Risk Factors” and “Forward-Looking Information” and the Management’s Discussion and Analysis for the three and six months ended September 30, 2023, under the heading “Forward-Looking Information”. The material assumptions are disclosed in the Management’s Discussion and Analysis for the year ended December 31, 2022, under the headings “Overview”, “Commodity Derivatives”, “Liquidity and Capital Resources”, “Critical Accounting Estimates” and “Guidance” and in the Management’s Discussion and Analysis for the three and nine months ended September 30, 2023, under the headings “Overview”, “Commodity Derivatives”, “Liquidity and Capital Resources” and “Guidance”. In addition, risk factors include: the Transaction may not be completed, or may not be completed in a timely manner; the Company may not receive all required approvals to close the Transaction; the combined entity may fail to realize, or may fail to realize in the expected timeframes, the anticipated benefits resulting from the Transaction; risks related to the integration of Hammerhead’s business into the Company’s existing business, including that the Company’s shareholders may be exposed to additional business risks not previously applicable to their investment; if the Transaction is not completed, the Company’s shareholders will not realize the anticipated benefits of the Transaction and the Company’s future business and operations could be adversely affected; discrepancies between actual and estimated production of the combined entity; changes in future commodity prices relative to the Company’s anticipated forecasts could have a negative impact on the reserves attributable to the assets acquired in the Transaction and, in particular, on the development of undeveloped reserves and financial risk of marketing reserves at an acceptable price given market conditions; volatility in market prices for oil and natural gas, decisions or actions of OPEC and non-OPEC countries in respect of supplies of oil and gas; delays in business operations or delivery of services due to pipeline restrictions, rail blockades, outbreaks, blowouts and business closures; the risk of carrying out operations with minimal environmental impact; industry conditions including changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; uncertainties associated with estimating oil and natural gas reserves; risks and uncertainties related to oil and gas interests and operations on Indigenous lands; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value and likelihood of acquisitions and dispositions, and exploration and development programs; unexpected geological, technical, drilling, construction, processing and transportation problems; the impact of severe weather events and climate change; availability of insurance; fluctuations in foreign exchange and interest rates; stock market volatility; general economic, market and business conditions, including uncertainty in the demand for oil and gas and economic activity in general and as a result of the COVID-19 pandemic; changes in interest rates and inflation; uncertainties associated with regulatory approvals; geopolitical conflicts, including the impacts of the war in Ukraine and the Middle East; uncertainty of government policy changes; the impact of the implementation of the Canada-United States-Mexico Agreement; uncertainty regarding the benefits and costs of dispositions; failure to complete acquisitions and dispositions; uncertainties associated with credit facilities and counterparty credit risk; changes in income tax laws, tax laws, crown royalty rates and incentive programs relating to the oil and gas industry; the wide-ranging impacts of the COVID-19 pandemic, including on demand, health and supply chain; and other factors, many of which are outside the control of the Company. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Crescent Point’s future course of action depends on management’s assessment of all information available at the relevant time.

Included in this press release are Crescent Point’s 2024 guidance in respect of capital expenditures and average annual production and five-year plan information and expectations which are based on various assumptions as to production levels, commodity prices and other assumptions and are provided for illustration only and are based on budgets and forecasts that have not been finalized and are subject to a variety of contingencies including prior years’ results. The Company’s return of capital framework, including the expected increase to the Company’s quarterly dividend, is based on certain facts, expectations and assumptions that may change and, therefore, this framework may be amended as circumstances necessitate or require. To the extent such estimates constitute a “financial outlook” or “future oriented financial information” in this presentation, as defined by applicable securities legislation, such information has been approved by management of Crescent Point. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

Additional information on these and other factors that could affect Crescent Point’s operations or financial results are included in Crescent Point’s reports on file with Canadian and U.S. securities regulatory authorities. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed herein or otherwise. Crescent Point undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law. All subsequent forward-looking statements, whether written or oral, attributable to Crescent Point or persons acting on the Company’s behalf are expressly qualified in their entirety by these cautionary statements.

Reserves and Drilling Data

Certain terms used herein but not defined are defined in NI 51-10, CSA Staff Notice 51-324 – Revised Glossary to NI 51-101 Standards of Disclosure for Oil and Gas Activities (“CSA Staff Notice 51-324”) and/or the Canadian Oil and Gas Evaluation (“COGE”) Handbook and, unless the context otherwise requires, shall have the same meanings herein as in NI 51-101, CSA Staff Notice 51-324 and the COGE Handbook, as the case may be.

This press release contains metrics commonly used in the oil and natural gas industry, including “recycle ratio”, and “future development capital”. These terms do not have a standardized meaning and may not be comparable to similar measures presented by other companies and, therefore, should not be used to make such comparisons. Readers are cautioned as to the reliability of oil and gas metrics used in this press release. Management uses these oil and gas metrics for its own performance measurements and to provide investors with measures to compare the Company’s performance over time; however, such measures are not reliable indicators of the Company’s future performance, which may not compare to the Company’s performance in previous periods, and therefore should not be unduly relied upon.

Recycle ratio is calculated as operating netback divided by finding and development (F&D) costs. Management uses recycle ratio for its own performance measurements and to provide shareholders with measures to compare the Company’s performance over time.

Future development capital (“FDC”) reflects the best estimate of the cost required to bring undeveloped proved and probable reserves on production. Changes in FDC can result from acquisition and disposition activities, development plans or changes in capital efficiencies due to inflation or reductions in service costs and/or improvements to drilling and completion methods.Click or tap here to enter text.

There are numerous uncertainties inherent in estimating quantities of crude oil, natural gas and NGL reserves and the future cash flows attributed to such reserves. The reserve and associated cash flow information set forth above are estimates only. In general, estimates of economically recoverable crude oil, natural gas and NGL reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as historical production from the properties, production rates, ultimate reserve recovery, timing and amount of capital expenditures, marketability of oil and natural gas, royalty rates, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary materially. For these reasons, estimates of the economically recoverable crude oil, NGL and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues associated with reserves prepared by different engineers, or by the same engineers at different times, may vary. The Company’s actual production, revenues, taxes and development and operating expenditures with respect to its reserves will vary from estimates thereof and such variations could be material.

The estimates for reserves for individual properties may not reflect the same confidence level as estimates of reserves for all properties due to the effects of aggregation. This press release contains estimates of the net present value of the Company’s future net revenue from our reserves. Such amounts do not represent the fair market value of our reserves. The recovery and reserve estimates of the Company’s reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered.

This press release references more than 20 years of premium drilling locations in the Corporation’s corporate inventory, including booked and unbooked locations. Drilling locations exclude wells that are currently being drilled or have been drilled and are awaiting completion. Drilling locations are disclosed in two categories: (i) net booked 2P locations; and (ii) unbooked locations. Of the 800 drilling locations of Hammerhead identified herein, 252 are net booked 2P locations and 548 are unbooked locations, as assigned by independent evaluator McDaniel & Associates Consultants Ltd. in its reserves report in respect of Hammerhead assets dated effective November 1, 2023. Unbooked future drilling locations are not associated with any reserves or contingent resources and have been identified by the Company and have not been audited by independent qualified reserves evaluators. Unbooked locations have been identified by Crescent Point’s management as an estimation of the Company’s multi-year drilling activities based on evaluation of applicable geologic, seismic, engineering, production and reserves information. There is no certainty that Crescent Point will drill all unbooked drilling locations and if drilled there is no certainty that such locations will result in additional oil and gas reserves or production. The drilling locations on which Crescent Point actually drill wells will ultimately depend upon a number of uncertainties and factors, including, but not limited to, the availability of capital, equipment and personnel, oil and natural gas prices, costs, inclement weather, seasonal restrictions, drilling results, additional geological, geophysical and reservoir information that is obtained, production rate recovery, gathering system and transportation constraints, the net price received for commodities produced, regulatory approvals and regulatory changes. Expected well performance comes from analyzing historical well productivity within the geographic area outlined on the respective slides. The expected well is an average of our future planned inventory.

NI 51-101 includes condensate within the product type of natural gas liquids (NGLs). The Company has disclosed condensate separately from other natural gas liquids in this press release since the price of condensate as compared to other natural gas liquids is currently significantly higher and the Company believes that presenting the two commodities separately provides a more accurate description of its operations and results therefrom. This press release discloses potential net drilling locations, which are not yet booked. The Company’s ability to drill and develop these locations and the drilling locations on which the Company actually drills wells depends on a number of uncertainties and factors, including, but not limited to, the availability of capital, equipment and personnel, oil and natural gas prices, costs, inclement weather, seasonal restrictions, drilling results, additional geological, geophysical and reservoir information that is obtained, production rate recovery, gathering system and transportation constraints, the net price received for commodities produced, regulatory approvals and regulatory changes. As a result of these uncertainties, there can be no assurance that the potential future drilling locations that the Company has identified will ever be drilled and, if drilled, that such locations will result in additional crude oil, natural gas or NGLs produced. As such, the Company’s actual drilling activities may differ materially from those presently identified, which could adversely affect the company’s business.

Where applicable, a barrels of oil equivalent (“boe”) conversion rate of six thousand cubic feet of natural gas to one barrel of oil equivalent (6Mcf:1bbl) has been used based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different than the energy equivalency of the 6:1 conversion ratio, utilizing the 6:1 conversion ratio may be misleading as an indication of value.

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Shant Madian, Vice President, Capital Markets, or

Sarfraz Somani, Manager, Investor Relations

Telephone: (403) 693-0020 Toll-free (US and Canada): 888-693-0020 Fax: (403) 693-0070

Address: Crescent Point Energy Corp. Suite 2000, 585 - 8th Avenue S.W. Calgary AB T2P 1G1